Mail Stop 3720

March 29, 2007

Mr. George Alex
Chief Financial Officer
NextWave Wireless, Inc.
12670 High Bluff Drive
San Diego, CA 92130

> **Re: NextWave Wireless, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 26, 2007**
> **File No. 001-33226**

Dear Mr. Alex:

We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or requested action is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that on December 29, 2006 a Form S-1 (File No. 333-139440) was declared effective. Additionally, a Form S-4 (File No. 333-137388) was declared effective on November 13, 2006. In light of the pending restatement disclosed in your Form 8-K, please confirm to us that, to the extent that there is continuing activity under any registration statement filed subject to the Securities Exchange Act of 1933, all activity shall cease until such time as the registration statement can be amended to include complete and accurate financial statements for all periods required by the Form on which it was filed.

*   *   *   *

Please respond to our comment, via EDGAR, within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief